OAT
516

SECURITIES  ION

09058799

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-67222 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING ___12/31/08___
                                                     MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Real Estate Group LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 15th Floor
                (No. and Street)

New York                  NY                          10154
(City)                     (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna A. Toth                                                (212) 583-5747
                                                              (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                Deloitte & Touche LLP
              (Name - if individual, state last, first, middle name)

Two World Financial Center    New York             New York          10281-1414
  (Address)                (City)                        (State)             (Zip Code)

**CHECK ONE:**

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)



PARK HILL REAL ESTATE GROUP LLC
(SEC I.D. No. 8-67222)


STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *


Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Park Hill Real Estate Group LLC

We have audited the accompanying statement of financial condition of Park Hill Real Estate Group LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

*Deloitte & Touche LLP*

February 26, 2009

Member of
Deloitte Touche Tohmatsu

# PARK HILL REAL ESTATE GROUP LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | |
|---|---:|
| Cash | $ 12,227,285 |
| Accounts receivable | 61,566,948 |
| Interest receivable | 1,257,316 |
| Due from affiliates | 744,533 |
| Property and equipment, net of accumulated depreciation of $44,752 | 11,135 |
| Other assets | 109,162 |
| **TOTAL ASSETS** | **$ 75,916,379** |

### LIABILITIES & MEMBER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 3,355,186 |
| Due to affiliates | 664,685 |
| Other liabilites | 150,000 |
| Total liabilities | 4,169,871 |
| MEMBER'S EQUITY | 71,746,508 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 75,916,379 |

See notes to statement of financial condition.

## 1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Real Estate Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on September 2, 2005. Effective June 1, 2006, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a single member limited liability company wholly owned by PHREG Holdings LLC ("PHREG Holdings"). PHREG Holdings is owned by Park Hill Group Holdings LLC, a subsidiary of The Blackstone Group L.P. ("Blackstone"), and various affiliated Blackstone holdings partnerships ("Holdings").

The Company is a placement agency which raises capital primarily from institutional investors and high net worth individuals for interests in real estate private equity funds ("Funds") that are not publicly traded. The Company earns a fee primarily based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from these estimates.

*Fair Value of Financial Assets and Liabilities*—The carrying value of financial assets and liabilities, including cash, accounts receivable, due from affiliates, interest receivable, other assets, accounts payable and accrued expenses, due to affiliates and other liabilities approximates their fair value because of the short-term nature of these assets and liabilities.

*Cash*—Cash consists of cash held at one major U.S. financial institution.

*Property and Equipment*—Property and equipment consist of computer equipment and software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the computer equipment and software, generally 3 to 5 years. The cost of maintenance and repairs are charged to expenses as incurred.

*Revenue Recognition*—Placement fees are generally recognized as earned upon acceptance by a fund of capital or capital commitments. The Company typically receives non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2008 is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2008, $2,579,648 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

*Allowance for Doubtful Accounts*—The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2008, the Company determined that an allowance for doubtful accounts is not required.

*Compensation and Benefits*—Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both managing principals' and employees' benefit expense.

Compensation due to persons who provide services to the Company, but are members of an affiliated entity, have been recorded as capital contributions into the Company. The compensation will be funded by or on behalf of the affiliated entity.

*Equity-Based Compensation*—Equity-based compensation is accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share–Based Payment* ("SFAS no. 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Under SFAS No. 123(R), the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. Equity-based awards that do not require future service (i.e., vested awards) are expensed immediately. Equity-based employee awards that require future service are recognized over the relevant service period. Further, as required under SFAS No. 123(R), the Company estimates forfeitures for equity-based awards that are not expected to vest.

*Income Taxes*—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHREG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHREG Holdings may be liable for income taxes in certain states and/or local jurisdictions.

*Recent Accounting Pronouncements*—In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company has no assets or liabilities for which it elected the fair value option.

## 3. RELATED PARTY TRANSACTIONS

***Due to/from Affiliates***—Pursuant to administrative services and expense agreements between the Company and both Blackstone Administrative Services Partnership L.P. ("BASP") and Park Hill Group LLC ("PHG"), both affiliates, the Company must reimburse BASP and PHG for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2008, the Company had a balance due to BASP of $664,685 and a balance due from PHG of $262,644.

The Company has also entered into a service agreements with The Blackstone Group International Limited ("BGIL") and Park Hill Group International Limited ("PHGIL"), UK affiliates. These affiliates provide marketing services on behalf of PHREG to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority ("FSA"). The fee for such services is cost plus 10%. As of December 31, 2008, the Company had a balance due from these affiliates of $481,889.

***Placement Fees***—The Company earned placement fee and interest income from various affiliates of Blackstone. As of December 31, 2008, the remaining balance due of $4,936,341 is included in accounts receivable on the statement of financial condition.

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2008, property and equipment consist of the following:

| | |
|---|---|
| Computer equipment and software | $55,887 |
| Less accumulated depreciation | (44,752) |
| | $11,135 |

## 5. COMMITMENTS AND CONTINGENCIES

***Litigation***—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2008.

## 6. CONCENTRATIONS OF CREDIT RISK

The Company is subject to a concentration of credit risk with respect to its accounts. The Company had five clients account for approximately 60% of its accounts receivable at December 31, 2008.

## 7. MEMBER'S EQUITY

For the year ended December 31, 2008, capital contributions were as follows –

| | |
|---|---:|
| Cash contributions | $14,950,000 |
| Compensation (See note 2) | 5,402,379 |
| Equity based awards | 5,222,913 |
| Operating liabilities assumed by Blackstone | 2,881,064 |
| | $28,456,356 |

During the year Ended December 31, 2008, the Company made equity distributions of $13,929,249.

Subsequent to year end, the Company distributed member's equity of $810,000 and $7,600,000 on January 15 and February 13, 2009, respectively.

## 8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2008, the Company had net capital of $8,057,414, which was in excess of its statutory requirements by $7,779,423, and its ratio of aggregate indebtedness to net capital was 0.52 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Park Hill Real Estate Group LLC
345 Park Avenue, 15$^{th}$ Floor
New York, NY 10154

In planning and performing our audit of the financial statements of Park Hill Real Estate Group LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP